Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
[redacted]

02 JUN 12 AM 11:52

02034837

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	12 June, 2002
SUBJECT:	Standard & Poor's Credit Rating
No of Pages:	9 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Attachs.

dlo 6/17

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

12 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

STANDARD & POOR'S CREDIT RATING

I enclose copy of Presale Report issued by Standard & Poor's today.

The Company's long term corporate credit rating was affirmed at BB-, with a negative outlook. Standard & Poors assigned its preliminary 'B' rating to the proposed issue by Burns Philp Capital Pty Limited of US$450 million senior subordinated notes due 2012.

Yours sincerely

HELEN GOLDING
Company Secretary

Attachs.

Standard & Poor's Presale Report June 11, 2002

STANDARD & POOR'S
Setting the Standard

BURNS, PHILP & CO. LTD.

Contacts
New York
Ronald Neysmith, (1) 212-438-7823;
Melbourne
Lucie Kistler, (61) 3-9631-2072.

Corporate credit rating
BB-/Negative

Ratings history

Jan. 2001	B+
Feb. 2000	B+
Oct. 1999	B-
June 1998	CCC/C
Nov. 1997	B/B

Refer page 2 for ratings information on specific issues.

Rationale

Standard & Poor's has assigned its 'B' rating to Burns Philp Capital Pty Ltd.'s proposed US$450 million senior subordinated note issue, guaranteed by Burns, Philp & Co. Ltd. (Burns Philp) and various subsidiaries, subject to review of final documentation. Proceeds from the note issue will be used to repay the outstanding 5.5% guaranteed subordinated convertible bonds of US$98.3 million. The remaining net proceeds will be used for working capital and other general corporate purposes, including possible acquisitions.

The 'BB-' rating on Burns Philp reflects its aggressive financial profile, arising from high debt levels associated with largely unsuccessful acquisitions in the mid-1990s. Offsetting positive factors are the stable earnings performance from core units, the successful recapitalisation in August 2001, and lengthened debt maturities.

The planned US$450 million senior subordinated note issue will lengthen the company's debt maturity profile and provide funds for growth opportunities. However, it is likely to result in an increase in Burns Philp's gearing levels and an aggressive financial profile for the rating in fiscal 2002 and 2003. Following the debt issue, Standard & Poor's expects that the company's total debt-to-capitalisation ratio (treating the converting preference shares as debt) will remain above 80% in the near term, and debt to EBITDA will remain more than 5 times (x).

Results for fiscal 2001 demonstrate continued satisfactory performance from key business units. The increase in reported trading EBIT for the six months to Dec. 31, 2001, to A$114 million from A$107.6 million principally reflected revenue growth as a result of price increases, as well as some cost reduction initiatives. Burns Philp's yeast/bakery operations generated trading EBIT of A$92.5 million for the six months to Dec. 31, 2001, up from A$82 million for the previous corresponding period. Trading EBIT for the herbs and spices division was A$27.1 million, down from A$29.6 million. A$10 million was written down during the period as a result of a major customer, Kmart Corp. (rated D/—/—), filing for bankruptcy protection.

Outlook: Negative. While operational performance is stable, the substantial note issue will weaken Burns Philp's capital structure. Significant debt reduction from the proceeds of the note issue, free cash flow generation, or the proceeds of asset sales will be required by fiscal 2004 to return key gearing and credit protection measures to more satisfactory levels for the rating category. If a return to a less-aggressive capital structure is not achieved by fiscal 2004, a one notch downgrade of the corporate credit rating may take place.

Ratings Information

Burns, Philp & Co. Ltd.
Corporate credit rating BB-/Negative

Burns, Philp Treasury (Europe) BV
US$100 million 5.5% subordinated convertible bonds due April 30, 2004 B
(Gtd.: Burns, Philp & Co. Ltd.)

Burns Philp Capital Pty. Ltd.
US$450 million senior subordinated notes due 2012 B
(Gtd.: Burns, Philp & Co. Ltd.)

Business Profile:
Below Average

Financial Policy:
Very Aggressive

Debt Maturities:
(As of March 31, 2002)
2004 A$196 million
2006 US$455 million
2012 US$450 million

Bank Lines:
US$455 million credit facilities, expiring August 2006

Business Description

Burns Philp is one of the world's major producers and marketers of yeast and spices, and benefits from geographic diversification *(see table 1)*. For the six months ending Dec. 31, 2001, revenue from North American operations was about 64% of total revenue, South America 14%, Europe 12%, and Asia Pacific 10%. Burns Philp has announced plans to sell its terminals and storage business (6% of EBIT in fiscal 2001) and North American industrial vinegars business to focus on its core competencies in yeast and spices.

Business Profile

Yeast/Bakery

The global yeast market includes industrial products, food services, and consumer markets. Burns Philp is a leading producer of fresh and dry baker's yeast to these markets, and benefits from stable cash flows as a result of the nonsubstitutable nature of yeast in bread products, and the recession-resistant nature of its customers' end products. While growth in developed countries is generally low, opportunities exist in South America and Asia. The planned acquisition of Kraft Foods Inc.'s (A/stable/A-1) Fleischmann brand of yeast and industrial bakery ingredients is likely to strengthen Burns Philp's market position in South America, and contribute to stable cash flows and greater geographic diversification. Key sensitivities are raw material prices, plant utilisation, and environmental regulations, especially for effluent disposal. Yeast prices can fluctuate in the price-competitive market, and suppliers may have difficulty immediately passing on the cost increases of raw materials. The industry continues to consolidate, since profit margins rely on manufacturing scale and distribution costs. Burns Philp is the lowest cost producer of yeast in North America, has a globally low cost base, good access to distribution channels in each of its markets, and benefits from a diversified customer base. Operating performance remained relatively stable in fiscal 2001 with an EBIT to sales margin of 16.5% *(see table 2)*. Stronger demand in the first half from North America reflects the significant positive seasonal impact of Christmas and Thanksgiving. Adverse economic conditions in Argentina resulted in significant volume declines in that market, during the six months to Dec. 31, 2001.

Herbs and Spices

The majority of Burns Philp's spice business is exposed to the highly competitive U.S. consumer market led by U.S.-based McCormick & Co. Inc. (A-/Stable/A-2). As with the yeast/bakery segment, seasonality of demand is a key feature of the North American market, especially the significant positive impact of Christmas and Thanksgiving. Despite recent significant restructuring in the herbs and spices division, the company's EBIT to sales margin decreased slightly to 7.6% in fiscal 2001 *(see table 3)*. About A$10 million was written off during the six months to Dec. 31, 2001 as a result of K-Mart filing for bankruptcy protection.

Terminals and bulk storage

While Burns Philp's terminals and storage business provides strong returns (EBIT to sales margin was 36.5% for the six months to Dec. 31, 2001), it is not considered a core business unit and has been earmarked for sale.

Table 1
Segmentation of Operations—Fiscal 2001

	Operating Revenue (A$ mil.)	Operating Revenue (%)	EBIT (A$ mil.)	EBIT (%)	Assets (A$ mil.)	Assets (%)
Yeast/bakery	947.3	66.6	156.1	84.2	1,380.2	74.2
Herbs and spices	443.6	31.2	33.6	18.1	257.3	13.8
Other businesses	30.7	2.2	11.2	6.0	49.9	2.7
Other	N.M.	N.M.	(15.5)	(8.4)	173.4	9.3
Total	**1,421.6**	**100.0**	**185.4**	**100.0**	**1,860.8**	**100.0**

N.M.—Not meaningful.

Table 2

Financial Summary—Yeast/bakery

Year ended June 30	2001	2000	1999	1998
Sales (A$ mil.)	947.3	847.0	890.6	846.3
EBIT (A$ mil.)	156.1	148.4	143.6	121.7
Assets (A$ mil.)	1,380.2	1,179.7	1,113.8	1,349.8
EBIT/sales (%)	16.5	17.5	16.1	14.4
EBIT/assets (%)	11.3	12.6	12.9	9.0

Table 3

Financial Summary—Herbs and Spices

Year ended 30 June	2001	2000	1999	1998
Sales (A$ mil.)	443.6	409.2	447.4	637.2
EBIT (A$ mil.)	33.6	33.7	30.1	22.4
Assets (A$ mil.)	257.3	209.7	136.1	211.9
EBIT/sales (%)	7.6	8.2	6.7	3.5
EBIT/assets (%)	13.1	16.1	18.5	10.6

Financial Profile

Financial Policy

Burns Philp has no articulated financial policy.

Profitability

Burns Philp's core business units continue to generate stable earnings, reflected in the lease-adjusted operating income-to-sales ratio for fiscal 2001 remaining solid at 20.3%, and operating lease-adjusted pretax interest cover improving slightly to 2.7x. EBIT for the six months to Dec. 31, 2001, was A$114 million, up from A$107.6 million for the previous corresponding period. Standard & Poor's expects pretax interest cover to deteriorate in fiscal 2002 and fiscal 2003, as interest costs increase due to the US$450 million subordinated note issue. Given the seasonality of earnings, Burns Philp earns much of its full-year profit in the first half of the fiscal year.

Cash Flow Protection

A key issue for Burns Philp's credit quality remains the ability to generate sufficient cash flows to meet its interest obligations and to repay maturing debt, as well as providing for necessary capital expenditure. A significant increase in debt levels resulting from the US$450 million note issue, combined with only a modest cash flow improvement, is likely to result in a deterioration in the FFO-to-debt ratio (14.6% in fiscal 2001) and debt-to-EBITDA ratio (4.4 x in fiscal 2001) in fiscal 2003 to levels subpar for the 'BB-' rating category. In addition, EBITDA interest cover (3.1x in fiscal 2001) is likely to come under pressure as interest expense, associated with the higher debt levels, increases. In fiscal 2001, FFO increased to A$189.1 million, up from A$179.2million in 2000, reflecting volume growth in developing markets, cost reduction initiatives, and the depreciation of the Australian dollar. Operating lease-adjusted FFO to debt remained stable at 14.6% for fiscal 2001.

Capital Structure and Financial Flexibility

Depending on the use of proceeds from the new US$450 million subordinated notes, Standard & Poor's expects Burns Philp's gearing to increase in fiscal 2003 to levels aggressive for the 'BB-' rating. The analysis of Burns Philp's gearing attributes some equity credit for the convertible preference shares, some benefit for cash balances held, and allows for the likelihood that the company will repay a portion of existing debt. Burns Philp relies on significant debt reduction to lift its key prudential ratios to more satisfactory levels in the next few years. The funds raised from the US$450 million note issue will provide Burns Philp with the flexibility to make future acquisitions within its core areas of operation.

In August 2001, Burns Philp completed a recapitalisation, comprising a A$234 million issue of converting preference shares, the buy-back of approximately A$260 million of 7.5% notes, and a new A$888.5 million bank facility. The recapitalisation lengthened the company's debt maturity profile and provided stability for medium-term funding. Burns Philp's operating lease-adjusted total debt-to-capitalisation (treating the converting preference shares as debt) was 83% at Dec. 31, 2001. Burns Philp's balance sheet is substantially hedged due to corresponding foreign currency borrowings and cash flows.

BURNS, PHILP & CO. LTD.

FINANCIAL DATA YEAR ENDED JUNE 30

BALANCE SHEET (A$ mil.)	2001	2000	1999	1998	1997
Current assets					
Cash and deposits	218.2	188.9	81.4	473.3	263.0
Debtors - trade	213.3	177.7	159.7	200.5	175.0
Other debtors and prepayments	49.5	34.2	41.6	112.6	123.4
Inventory	132.7	119.8	104.7	143.3	301.9
Property held for resale	0.0	0.0	0.0	24.8	0.0
Investments	0.0	0.0	7.5	35.8	0.0
	613.7	520.6	394.9	990.3	863.3
Fixed assets					
Property and plant - w.d.v.	704.1	615.9	600.5	719.4	801.3
Leased assets	0.0	0.0	0.0	20.6	1.7
	704.1	615.9	600.5	740.0	803.0
Noncurrent assets					
Investments - associate	66.9	58.1	51.8	52.2	49.0
Investments - other	7.6	7.6	0.3	7.9	1.7
Joint ventures and partnerships	0.0	0.0	0.0	0.0	0.1
Future income tax benefits	5.5	5.9	5.4	12.7	77.4
Rights, licences, and mastheads	0.0	0.0	0.0	0.0	140.6
Brand names	369.0	326.6	307.6	359.5	160.8
Goodwill and intangibles	38.5	28.4	28.7	36.2	61.6
Other noncurrent assets	55.5	33.6	28.7	39.4	42.9
TOTAL ASSETS	**1,860.8**	**1,596.7**	**1,417.9**	**2,238.2**	**2,200.4**
Current liabilities					
Loans - secured	282.8	27.7	64.0	7.4	10.4
Present value of lease liabilities	0.0	0.0	0.0	33.0	2.4
Loans - unsecured	0.0	0.0	0.0	638.7	189.8
Convertible notes	0.0	0.0	0.6	0.0	0.0
Creditors and accruals	174.7	154.4	152.6	189.8	272.0
Deferred income	0.0	0.0	0.0	0.0	2.1
Provisions	53.1	58.4	53.9	151.5	215.9
	510.6	240.5	271.1	1,020.4	692.6
Noncurrent liabilities					
Loans - secured	831.5	1,025.4	723.2	56.9	6.2
Present value of lease liabilities	0.0	0.0	0.0	0.0	0.2
Loans - unsecured	0.0	0.0	0.0	919.5	1,003.2
Convertible notes	0.0	0.0	217.0	19.8	0.0
Subordinated loans	197.4	167.2	149.8	162.8	134.1
Deferred tax	20.2	17.5	8.7	6.5	24.2
Other creditors	0.0	0.0	0.0	0.0	2.1
Other noncurrent liabilities	23.2	16.5	14.5	23.1	31.4
	1,072.3	1,226.6	1,113.2	1,188.6	1,201.4
Shareholders' equity (SE)					
Capital	613.7	581.5	579.9	106.1	265.2
Reserves	(361.0)	(470.5)	(565.3)	(100.9)	(33.1)
Minority interest	25.2	18.6	19.0	24.0	74.3
	277.9	129.6	33.6	29.2	306.4
TOTAL EQUITY AND LIABILITIES	**1,860.8**	**1,596.7**	**1,417.9**	**2,238.2**	**2,200.4**
Noncash working capital	167.7	118.9	107.0	175.7	110.3
Future operating lease commitments	22.5	18.1	20.6	30.8	93.4
Contingencies	0.0	0.0	0.0	0.5	3.6
Capital expenditure commitments	18.8	9.9	12.3	12.0	31.6
Debt priority					
Secured	1,114.3	1,053.1	787.2	64.3	16.6
Lease liabilities	0.0	0.0	0.0	33.0	2.6
Unsecured	0.0	0.0	0.0	1,558.2	1,193.0
Convertible notes	0.0	0.0	217.6	19.8	0.0
Subordinated loans	197.4	167.2	149.8	162.8	134.1
TOTAL DEBT	**1,311.7**	**1,220.3**	**1,154.6**	**1,838.1**	**1,346.3**

w.d.v.—Written down value. Totals and their components may vary as a result of computer rounding.

BURNS, PHILP & CO. LTD.
FINANCIAL DATA YEAR ENDED JUNE 30

PROFIT AND LOSS (A$ mil.)		2001	2000	1999	1998	1997
Sales		1,421.6	1,286.3	1,373.0	1,856.7	2,009.8
Operating income		282.3	273.9	282.4	(19.1)	(698.1)
Add interest income		13.0	9.9	14.6	34.4	36.6
EBITDA		**295.3**	**283.8**	**297.0**	**15.3**	**(661.5)**
Less depreciation		64.9	60.5	60.6	70.2	70.9
Less amortisation		35.8	38.1	39.1	25.0	80.0
Earnings before interest and tax		194.6	185.2	197.3	(79.9)	(812.4)
Less interest expense		95.8	90.9	116.1	146.6	88.1
Operating profit before tax		98.8	94.3	81.2	(226.5)	(900.5)
Less income tax expense		12.1	14.4	18.3	56.0	(35.1)
Operating profit after tax		86.7	79.9	62.9	(282.5)	(865.4)
Equity profits		3.8	3.8	4.9	(1.5)	0.0
Net income		90.5	83.7	67.8	(284.0)	(865.4)
Other profit and loss information						
Significant items (pretax)		0.0	5.2	14.7	(258.9)	(923.4)
Operating lease expense		9.1	8.6	10.8	21.1	37.2
Interest capitalised		0.0	0.0	0.3	0.0	1.2
Dividend income		0.0	0.0	6.5	13.5	0.6
Minority interest		(2.0)	(1.5)	(1.9)	1.4	7.9
Ordinary dividends - appropriated		0.0	0.0	0.0	0.0	14.7
CASH FLOW INFORMATION						
Funds from operations (FFO)		189.1	179.2	162.7	(37.2)	30.7
Working capital movement		48.8	11.9	(68.7)	65.4	(304.1)
Capital expenditure fixed assets		88.8	38.2	37.8	69.2	110.2
Free operating cash flow (FOC)		51.5	129.1	193.6	(171.8)	224.6
KEY FINANCIAL RATIOS						
Nonoperating lease adjusted						
Pretax interest cover	(x)	2.03	2.04	1.70	N.M.	N.M.
Net pretax interest cover	(x)	2.19	2.16	1.79	N.M.	N.M.
EBITDA interest cover	(x)	3.08	3.12	2.55	0.10	N.M.
Return on permanent capital	(%)	13.12	14.51	12.93	(4.62)	(38.99)
Operating income/sales	(%)	19.86	21.29	20.57	(1.03)	(34.73)
FOC/total debt	(%)	3.93	10.58	16.77	(9.35)	16.68
FFO/total debt	(%)	14.42	14.68	14.09	(2.02)	2.28
Total debt/(SE+total debt)	(%)	82.52	90.40	97.17	98.44	81.46
Net debt/(SE+net debt)	(%)	79.74	88.84	96.96	97.91	77.95
Operating lease adjusted						
Pretax interest cover	(x)	2.01	2.02	1.68	N.M.	N.M.
Net pretax interest cover	(x)	2.17	2.14	1.78	N.M.	N.M.
EBITDA interest cover	(x)	3.10	3.14	2.58	0.23	N.M.
Return on permanent capital	(%)	13.09	14.46	12.89	(4.23)	(37.01)
Operating income/sales	(%)	20.34	21.81	21.20	(0.01)	(33.38)
FOC/total debt	(%)	3.88	10.46	16.54	(9.23)	15.84
FFO/total debt	(%)	14.63	14.93	14.47	(1.23)	3.47
Total debt/(SE+total debt)	(%)	82.71	90.50	97.21	98.46	82.23
Net debt/(SE+net debt)	(%)	79.99	88.97	97.01	97.94	79.03
OTHER FINANCIAL RATIOS						
Quick asset	(x)	0.9	1.7	1.1	0.8	0.8
Current	(x)	1.2	2.2	1.5	1.0	1.2
Stock turn	(x)	11.3	11.5	11.1	8.3	6.2
Debtors	(days)	50.2	47.9	47.9	36.9	33.2
Cash cycle	(days)	82.6	79.8	80.9	80.7	92.5
Stock/current assets	(%)	21.6	23.0	26.5	14.5	35.0
Dividend cover	(x)	0.00	0.00	0.00	0.00	N.M.
Current debt/total debt	(%)	21.6	2.3	5.6	36.9	15.0
Secured debt/total debt	(%)	85.0	86.3	68.2	5.3	1.4
Total debt/total assets	(%)	70.5	76.4	81.4	82.1	61.2
SE/total assets	(%)	14.9	8.1	2.4	1.3	13.9
SE/fixed assets	(%)	39.5	21.0	5.6	3.9	38.2

SE—Shareholders' equity. N.M.—Not meaningful.

BURNS, PHILP & CO. LTD.

FINANCIAL DATA YEAR ENDED JUNE 30

Nominal values (A$ mil.)		2001	2000	1999	1998	1997
Sales		1,421.6	1,286.3	1,373.0	1,856.7	2,009.8
Operating income		282.3	273.9	282.4	(19.1)	(698.1)
Net Income (equity)		90.5	83.7	67.8	(284.0)	(865.4)
Funds from operations (FFO)		189.1	179.2	162.7	(37.2)	30.7
Capital expenditure fixed assets		88.8	38.2	37.8	69.2	110.2
Capital expenditure other		0.0	0.0	0.0	0.0	28.9
Free operating cash flow (FOC)		51.5	129.1	193.6	(171.8)	224.6
Total debt		1,311.7	1,220.3	1,154.6	1,838.1	1,346.3
Cash and equivalents		218.2	188.9	81.4	473.3	263.0
Working capital movement		48.8	11.9	(68.7)	65.4	(304.1)
Shareholders' equity (SE)		277.9	129.6	33.6	29.2	306.4
Total assets		1,860.8	1,596.7	1,417.9	2,238.2	2,200.4
Financial ratios						
Operating lease adjusted						
Pretax Interest cover	(x)	2.01	2.02	1.68	N.M.	N.M.
Net pretax interest cover	(x)	2.17	2.14	1.78	N.M.	N.M.
Pretax interest cover (equity)	(x)	2.05	2.06	1.72	N.M.	N.M.
EBITDA interest cover	(x)	3.10	3.14	2.58	0.23	N.M.
Return on permanent capital	(%)	13.09	14.46	12.89	(4.23)	(37.01)
Return on perm. capital (net)	(%)	14.14	15.29	14.56	(7.77)	(45.15)
Equity return on permanent capital (net)	(%)	14.44	15.62	14.94	(7.88)	(45.15)
Operating income/sales	(%)	20.34	21.81	21.20	(0.01)	(33.38)
FOC/total debt	(%)	3.88	10.46	16.54	(9.23)	15.84
FFO/total debt	(%)	14.63	14.93	14.47	(1.23)	3.47
Total debt/(SE+total debt)	(%)	82.71	90.50	97.21	98.46	82.23
Net debt/(SE+net debt)	(%)	79.99	88.97	97.01	97.94	79.03

x—times. N.M.—Not meaningful.

STANDARD & POOR'S

Level 37
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Tel: (61) 3-9631-2000
Fax: (61) 3-9650-6349

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Standard & Poor's

A Division of The McGraw-Hill Companies

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 JUN 12 AM 11:52

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	12 June, 2002
SUBJECT:	Moody's Credit Rating
No of Pages:	5 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

12 June 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

MOODY'S CREDIT RATING

I enclose copy of Press Release issued by Moody's on 11 June 2002.

Moody's have assigned the following ratings to Burns Philp:

1. proposed issue by Burns Philp Capital Pty Limited of US$450 million senior subordinated notes due 2012 – B2;
2. senior implied rating - Ba3; and
3. unsecured issuer rating – B1.

The ratings outlook is stable.

Yours sincerely

HELEN GOLDING
Company Secretary

Attachs.

The ratings are supported by the relative stability of the yeast business (yeast is a non-substitutable ingredient in the production of bread and bakery products, and bread is a staple food in most markets); Burns' geographic and customer diversity; its leading market shares in most of the areas in which it operates, supported by a strong distribution platform; the presence of only one or two players in most markets; and relatively solid operating margins in the yeast business (15% LTM). The ratings also gain support from ample pro forma liquidity, reasonable returns on assets, and management's successful restructuring of the company over the past few years to exit non-core businesses and enhance profitability in remaining businesses.

Burns' stable rating outlook reflects Moody's expectation that Burns' yeast business will generate relatively durable cash flows, providing a platform for future growth strategies. While the ratings accommodate acquisition activity, the outlook could become pressured if Burns pursues large acquisitions that materially increase financial and/or business risks.

Burns has material pro forma debt, but net leverage appears moderate. Credit statistics, however, could evolve as the company pursues a strategy of acquisition led growth. Pro forma for the note issuance and Burns' planned US$110 million acquisition of Kraft's Latin America assets, Burns will have roughly US$880 million in gross debt and US$340 million of cash, for net debt of US$540 million, yielding a net debt/EBITDA ratio of 3.4x, and EBITDA coverage of net interest of 3.1x. On an EBIT basis, net debt/EBIT is 4.6x, with EBIT coverage of net interest at 2.3x. Leverage measured against book capital is high, at 77%, but is a more modest 37% measured against market capitalization.

Liquidity currently is ample. Despite falling US dollar sales over the past several years, cash generation has remained healthy due to the company's wide EBITDA margins (about 20 % LTM). Ongoing capex requirements are moderate, and working capital has been neither a significant source of or draw on cash. In addition to its large pro forma cash balance, Burns has approximately US$10 million of pro forma availability under the credit facilities and no significant debt maturities until 2006 (assuming the redemption of the Euro Convertible Bonds as announced). In addition, Burns' financial resources are likely to be bolstered in the near term from proceeds from the planned sale of the terminals and vinegar businesses, which could provide the company with an additional US$100 million in cash. Also, proceeds from the exercise of remaining equity options sold in 2000 (and currently deeply in the money) which expire in August 2003, would provide Burns with approximately US$140 million in cash. Given Burns' stated acquisition strategy, however, Moody's does not expect meaningful deleveraging, and cash liquidity levels are likely to evolve.

The subordinated note rating is notched down from the senior implied rating to reflect the notes' unsecured and subordinated position in the capital structure behind US$450 million of pro forma senior secured debt, and considers the possibility that the company may incur substantial additional senior debt. The notes are guaranteed by certain subsidiaries accounting for about two thirds of the company's assets and cash flow.

Moody's notes that Burns does not enjoy the benefits of broad public ownership given the company's majority shareholding by Mr. Graeme Hart, who has a substantial influence over the company's management. Additionally, Burns has a very small board of directors, consisting of five individuals, two of whom are company insiders. The important audit committee includes the two insiders (Mr. Hart and Burns' CEO, Mr. Thomas Degnan).

Burns' position in the yeast business is strong. The company competes with only two or three players in most markets, usually its two global competitors plus smaller, local players. The market is trending toward greater consolidation, and Burns is a major participant in the process. Volume growth in commercial yeast is low but stable, generally tied to population growth in mature bread markets and to increased penetration in areas such as Asia where bread has not been a staple food. Pricing flexibility is constrained because yeast is a non-differentiated commodity product generally sold to large industrial users, capacity expansion for existing producers is relatively low cost, consumption growth is low in most markets, and developing markets with high growth potential tend to be fragmented with price competition. Price weakness has occurred in certain mature markets when competitors have added capacity to gain increased market share, but pricing subsequently was restored to levels providing sufficient profitability to all major players. Burns benefits from its cost position, technology, distribution, and established relationships with a broad base of customers. Distribution capability is especially important for fresh yeast, which has a limited usable life and is the preferred yeast of commercial

Fundamental Credit Research
Rating Action
Published 11 Jun 2002

Burns Philp
Parent: BURNS PHILP

New York
Robert N. McCreary
Senior Vice President Corporate Finance Group
Moody's Investors Service
Clients: 1.212.553.1653

New York
Helen Calvelli
VP - Senior Credit Officer Corporate Finance Group
Moody's Investors Service
Clients: 1.212.553.1653

MOODY'S ASSIGNS B2 RATING TO SR SUB NOTES OF BURNS PHILP, Ba3 SENIOR IMPLIED; OUTLOOK STABLE
First Time Rating. Approximately US$450 Million of Debt Securities Affected.

Moody's Investors Service assigned the following ratings to Burns Philp:

i) Planned US$450 million senior subordinated notes, due 2012 - B2

ii) Senior implied rating - Ba3

iii) Unsecured issuer rating - B1

This is the first time Moody's has rated Burns Philp. Moody's does not rate the company's US$450 million senior secured multi-currency credit facilities, maturing 2006, or its A$240 million mandatory converting preference shares, maturing 2003. The ratings outlook is stable.

Burns Philp ("Burns") intends to use a portion of the proceeds from the US$450 million senior subordinated note issuance to repurchase its outstanding Euro Convertible bonds (approximately US$98 million), with the majority to be used for general corporate purposes, especially acquisitions.

Burns' ratings are limited by the commodity nature of its primary yeast business (which accounts for 60% the company's sales and 78% of ebitda); declining US$ revenue trends over the past few years; decreasing volumes in its highly profitable North American Fleischmann's-branded consumer yeast segment; growing exposure to emerging markets, including the announced US$110 million acquisition of Kraft Foods' Latin American yeast business; material levels of debt (although more moderate leverage net of cash balances) raised in anticipation of growth initiatives; and the foreign currency risk associated with its mainly US dollar debt on a revenue base with a non-US dollar component of approximately 30%. The ratings also consider Burns' historical performance, which includes large restructuring charges during the fiscal years ended June 30, 1997 and 1998 as it repaired and exited other businesses to focus on the core yeast business.

The ratings also are restrained by significant acquisition event risk associated with Burns' growth strategy. Proceeds from the senior subordinated note issue, cash expected to be generated from asset sales and exercise of share options, and additional leverage the company would be able to incur under the subordinated note indenture provide considerable funding flexibility to pursue acquisitions that could transform the company's product mix, geographic focus, and overall risk profile. Acquisitions could include both small, strategic purchases of emerging market yeast producers as well acquisitions of larger bakery ingredient and food companies, more likely in the US and western Europe.

bakers. The North American consumer market, where Burns sells yeast under the well known Fleischmann's brand, is an important contributor to Burns cash flow. Volumes in that market are contracting at roughly 5% per year as home baking declines, although to date Burns has realized modest annual price increases due to relatively price inelastic demand.

Burns appears to have stabilized margins at its herb and spice business (32% of revenues, 14 % of ebitda), but the business remains exposed to intense competition for retail selling space. This business had heavy losses and write-downs totaling over US$500 million in 1997 and 1998, as Burns shifted business strategies away from market share growth to profitability.

Burns also has US vinegar and Australia/New Zealand port-side liquid terminals businesses that it intends to sell. Management has indicated discussions are well advanced and expects to close the transactions during the latter half of 2002. The liquid storage unit is a vestige of Burns' history as a trading company in Australia and the South Pacific. The vinegar business is a legacy of Burns' past broader involvement in the food industry. Combined proceeds are expected to be US$100 million. Both units are cash flow positive and would not be a drain on cash should either sale be delayed or cancelled.

Burns Philp is one of the world's largest producers and marketers of yeast and bakery ingredients. It also has interests in herbs and spices in North America and bulk liquid storage in Australia and New Zealand. The company is headquartered in Sydney, Australia.